# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Magnera Corp, CIK 0000041719
CUSIP: 55939A107
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 9335 HARRIS CORNERS PKWY, SUITE 300, CHARLOTTE, North Carolina (NC), 28269
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001446114

## Reporting persons
- Ancora Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Nevada (NV); sole voting power 425,514; shared voting power 107,647; sole dispositive power 425,514; shared dispositive power 0; aggregate amount beneficially owned 533,161 (1.5% of the class)

## Item 1. Issuer
Name of issuer: Magnera Corp
Address of issuer's principal executive offices: 9335 HARRIS CORNERS PKWY, SUITE 300, CHARLOTTE, NORTH CAROLINA, 28269

## Item 2. Person Filing
Name of person filing: Ancora Advisors , LLC
Address of principal business office or, if none, residence: 6060 Parkland Blvd. Suite 200 Cleveland, OH 44124
Citizenship: Each of the Reporting Persons is a United States company or United States Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 533161
Percent of class: 1.49
Sole power to vote or to direct the vote: 425514
Shared power to vote or to direct the vote: 107647
Sole power to dispose or to direct the disposition: 425514
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ancora Advisors LLC: /s/ Jason Geers, CCO (02/13/2026)